Dialog Semiconductor now listed on the Nemax 50

Kirchheim/ Teck-Nabern (Germany), November 8, 2001 - Dialog Semiconductor Plc (Neuer Markt: DLG, Nasdaq & Easdaq: DLGS) - a developer and supplier of Mixed Signal ASICs (Application Specific Integrated Circuits) to the mobile telecommunications industry - will be listed in the Nemax 50 as of 27 December 2001. This was announced by the working committee for equity indices of Deutsche Boerse AG yesterday evening. Dialog Semiconductor is one of the fifty largest and most highly traded stocks in the Neuer Markt index. Criteria for being listed on the Nemax 50 are market capitalisation at the 31 October 2001 deadline and the stock exchange trading volume on the Xetra and on the floor of the Frankfurt Stock Exchange.

Roland Pudelko, CEO & President of Dialog Semiconductor, expressed his pleasure at being listed on this index and concludes that as a result of this recognition Dialog will be even more highly respected by institutional and private investors in Germany and from abroad.

Information about Dialog Semiconductor

Dialog Semiconductor Plc develops and supplies mixed signal ASICs for wireless, communications and automotive applications. Dialog's power management and Audio CODEC ASICs developed in 100% CMOS are used by major handset OEMs (original equipment manufacturers). The company focuses on high volume applications where it can exploit its mixed signal expertise, IP analog design library and quick execution from specification to delivery. Dialog's Quality and Environmental Management System is certified in accordance with ISO 14001 und QS 9000 at all major locations. The company is headquartered near Stuttgart, Germany with additional design centres in the UK, the USA, Sweden, Austria and Japan and employs 287 people globally.

Dialog Semiconductor Plc is listed on the Frankfurt (Neuer Markt: DLG), on the NASDAQ (DLGS) and NASDAQ Europe (DLGS) exchanges. More information including management's discussion and analysis is available at www.dialog-semiconductor.com.

Contact

Dialog Semiconductor
Andrea Habrunner
Neue Strasse 95
D-73230 Kirchheim/Teck - Nabern
Telephone +49-7021-805-412
Fax +49-7021-805-200
E-mail andrea.habrunner@diasemi.com
Internet www.dialog-semiconductor.de